Filed Pursuant to Rule 424(b)(3)

Registration No. 333-152545

PROSPECTUS SUPPLEMENT

(To Prospectus Dated August 8, 2008)

6,666,664 Shares

Common Stock

Unless otherwise noted or unless the context otherwise requires, all references in this prospectus supplement to “we,” “us,” “our,” “NorthStar,” “the Company” or similar references means NorthStar Realty Finance Corp., including its subsidiaries.  References to “Triple Net Holdings” are to NRFC NNN Holdings, LLC and its consolidated subsidiaries, in cases where it is important to distinguish between NorthStar and Triple Net Holdings. Triple Net Holdings is an indirect, wholly-owned subdiary that conducts all of our core, non-health care operations with repect to our net lease properties.

This prospectus supplement updates the prospectus dated August 8, 2008, relating to the resale of shares of common stock of NorthStar, by the selling stockholders identified in the prospectus, that may be issued to them upon the exchange of 11.50% Exchangeable Senior Notes due 2013 issued and sold by Triple Net Holdings in a private transaction on May 28, 2008, which we refer to herein as the “Notes.”

Investing in our common stock involves risks. See “Risk Factors” on page 5 of the prospectus dated August 8, 2008.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is October 3, 2008.

SELLING STOCKHOLDERS

The following information supplements and amends the table under the caption “Selling Stockholders,” in the prospectus dated August 8, 2008. The following updated information is based upon information provided to us by the selling stockholders and is accurate to the best of our knowledge as of October 2, 2008.

The following table sets forth information, as of October 2, 2008, with respect to the selling stockholders and the maximum number of shares of NorthStar common stock that we expect could become beneficially owned by each selling stockholder should NorthStar issue shares of NorthStar common stock to such selling stockholder that may be offered pursuant to this prospectus upon the exchange of the Notes. The information is based on information provided by or on behalf of the selling stockholders. Solely for purposes of determining the number of shares covered by this registration statement, the number of shares of NorthStar common stock issuable upon the exchange of the Notes shown in the table below is based upon the exchange of the full principal amount of Notes held by each selling stockholder at the current exchange rate of 83.3333 shares of NorthStar common stock per $1,000 principal amount of Notes. However, due to the exchange settlement provisions of the Notes, the greatest number of shares of NorthStar common stock that we may actually issue upon any exchanges of Notes, based on our current “Combined Settlement” election, is a number of shares having an aggregate value equal to the difference between the aggregate Daily Exchange Value and the aggregate principal amount of Notes exchanged. In other words, shares issuable upon exchange of the Notes, based on our current “Combined Settlement” election, can only have a value equal to the amount of the Daily Exchange Value in excess of the principal amount and not the principal amount. The return of the principal amount in shares was assumed solely for purposes of determining the shares registered under this registration statement. The exchange rate on the Notes is subject to adjustment in certain events. Accordingly, the number of shares of NorthStar common stock issuable upon the exchange of the Notes may increase or decrease from time to time. The percent of shares of common stock beneficially owned following the exchange is based on 62,986,070 shares of common stock outstanding as of October 2, 2008.

Unless otherwise indicated in the footnotes below, we believe that the persons and entities named in the table will have sole voting and investment power with respect to all shares beneficially owned. Because the selling stockholders may offer, pursuant to the prospectus, all or some portion of the common stock listed below, no estimate can be given as to the amount of common stock that will be held by the selling stockholder upon consummation of any sales. In addition, the selling stockholders listed in the table may have sold, transferred or otherwise disposed of, in transactions exempt from registration requirements of the Securities Act, some or all of their Notes or common stock since the date as of which such information was provided to us.

Unless otherwise set forth below, no selling stockholder has had any material relationship with us or any of our affiliates within the past three years, other than as a stockholder.

Information about the selling stockholders may change over time. Any changed information given to us by the selling stockholders will be set forth in prospectus supplements or amendments to the prospectus dated August 8, 2008 if and when necessary.

	Shares Beneficially Owned Before Offering (1)		Number Of Shares Being Offered	Shares Beneficially Owned After Offering
Name	Number	Percent (2)	For Resale (3)	Number (3)	Percent

Highbridge International LLC	624,999	*	624,999	0	*
JMG Capital Partners, LP	624,999	*	624,999	0	*
JMG Triton Offshore Fund, Ltd.	624,999	*	624,999	0	*
Linden Capital LP	249,999	*	249,999	0	*

Unnamed stockholders or any future transferees, pledgees, donees or successors of or from any such unnamed stockholders (4)			4,541,668

*              Less than 1%.

(1)           Because no selling stockholders has indicated any beneficial ownership of shares of common stock prior to exchange of any Notes, includes only shares of common stock issuable upon the exchange of the Notes.

(2)           Calculated based on Rule 13d-3(d)(i) under the Securities Exchange Act of 1934, as amended, using 62,986,070 shares outstanding on October 2, 2008. In calculating this amount, we treated as outstanding the number of shares of common stock issuable upon exchange of the holder’s Notes. However, we did not assume exchange of any of other holder’s Notes.

(3)           Assumes the selling stockholder sells all of the common stock being offered by the prospectus.

(4)           We will identify additional selling stockholders, if any, by prospectus supplement or post-effective amendment before they offer or sell their securities as and when required.